UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of October 2009 (third filing)
Commission File Number: 0-49888
Randgold Resources Limited
(Translation of registrant’s name into English)
La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     Attached to the Registrant’s Form 6-K filing for the month of October 2009, and incorporated by reference herein, is:

Exhibit No.	Description

1.	Release, dated October 9, 2009, entitled “Resolution Passed at Moto Goldmines Special Meeting”.

2.	Release, dated October 12, 2009, entitled “Publication of Prospectus Equivalent Document”.
     Note: The Releases referenced above are also being filed today with the Securities and Exchange Commission (the “SEC”) under Rule 425 promulgated under the Securities Act of 1933, and relate to a proposed transaction between the Registrant and Moto Goldmines Limited (“Moto”). The Registrant and Moto have filed important documents relating to the Moto acquisition with the SEC and with applicable Canadian securities regulatory authorities including a management information circular of Moto and a copy of the arrangement agreement related to the Moto acquisition. Investors and security holders are urged to carefully read the management information circular and the arrangement agreement and all such documents filed with the SEC and applicable Canadian securities regulatory authorities, because these documents contain important information. Investors and security holders are able to obtain a free copy of such documents at the SEC’s web site at www.sec.gov, at the website of the Canadian securities regulators at www.sedar.com, or by directing a request to: Randgold Resources Limited, David Haddon, General Counsel and Secretary.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED
By:	/s/ David Haddon
David Haddon
Group Company Secretary

Dated: October 13, 2009